October 16, 2020

Via E-mail

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001


       Re:     Apartment Investment & Management Company
               Preliminary Solicitation Statement on Schedule 14A
               Filed October 9, 2020 by Apartment Investment and Management Company
               File No. 001-13232

Dear Mr. Coco:

        We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending the referenced filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.


PREC14A Filed October 9, 2020
Background of the Solicitation, page 1

1. We acknowledge your disclosure that the spin-off was developed as a result of a review by
   Aimco   s board and management, working with outside advisors. With a view toward
   providing stockholders with additional context regarding Aimco   s planned
spin-off, please
   discuss whether any other specific transactions were contemplated by the board and management and expand your description of the background events leading up to the plan to
   separate Aimco   s businesses.
      Joseph A. Coco, Esq.
     Skadden, Arps, Slate, Meagher & Flom LLP
     October 16, 2020
     Page 2

     The Special Meeting Request Procedure
     Effect of WHITE Revocation Card, page 5

     2. Refer to your disclosure at the bottom of page 5 that    [a]ny WHITE
Revocation Card may
        itself be revoked by marking, signing, dating and delivering a written revocation of your
        WHITE Revocation Card to the Company or by delivering to Land & Buildings a
        subsequently dated GOLD Written Request Card       Please clarify that
a stockholder   s
        submission to you of a written revocation of the stockholder   s white
card will not have the
        effect of supporting Land & Buildings    call for a special meeting.
Rather, a stockholder who
        first submits a white revocation card and later wishes to support the call for a special meeting can do so only by submitting a subsequently dated gold card to Land & Buildings.

     Form of Revocation of Written Request

3. Clarify the effect under applicable state law of submitting an executed revocation of written
         request but one marked    no, do not revoke my request.    If a
stockholder has already
         submitted a gold card to Land & Buildings, disclose whether there is a risk that the execution of a subsequently dated white revocation card could be counted as a revocation regardless of the box selected. Additionally, revise the revocation solicitation statement to explain the anticipated treatment under state law of executed consent revocations
when the    no, do not
         revoke my request    box has been selected. For example, affirmatively
state, if true, that an
         earlier-executed consent given to Land & Buildings will be affirmed.

                                                   * * *
             We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
     Senior Special Counsel, at (202) 551-3263.


                                                                  Sincerely,

                                                                  /s/ Joshua
Shainess

                                                                  Joshua
Shainess
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions